# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEX Inc., CIK 0001309108
CUSIP: 96208T104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101
Date of event which requires filing of this statement: 05/02/2025
Amends the filing with accession number 0000902664-22-005089
Filed by CIK 0001786767
Persons authorized to receive notices and communications: CHRISTIAN ASMAR, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; LAUREN TAYLOR WOLFE, IMPACTIVE CAPITAL LP, 450 West 14th Street, 12th Floor, New York, New York (NY), 10014, 212-218-8810; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Impactive Capital LP (CIK 0001786767): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)
- Impactive Capital LLC (CIK 0001786731): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)
- Wolfe Lauren Taylor (CIK 0001699118): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)
- Asmar Christian (CIK 0001787532): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,395,253; sole dispositive power 0; shared dispositive power 2,395,253; aggregate amount beneficially owned 2,395,253 (7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WEX Inc.
Address of issuer's principal executive offices: 1 HANCOCK STREET, PORTLAND, Maine (ME), 04101

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 2,395,253 Shares beneficially owned by the Impactive Funds were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 2,395,253 Shares beneficially owned by the Impactive Funds is approximately $392,490,195, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On May 2, 2025, Impactive Capital issued an open letter to the Issuer's shareholders (the "Open Letter"), announcing its intention to vote against three Board members--Jack VanWoerkom, Melissa Smith, and James Neary--at the Issuer's upcoming 2025 annual meeting of shareholders to send a message that meaningful change at the Issuer is necessary. In the Open Letter, Impactive Capital indicated its disappointment that the Board and management have failed to respond to its request for Board representation and refused to act with sufficient urgency to address the ongoing issues at the Issuer. Impactive Capital also expressed its belief that with the right change and improved shareholder alignment, the Issuer can deliver significant value to all stakeholders. Impactive Capital concluded the Open Letter by stating that if the Board continues to rebuff its constructive suggestions, then it must reserve its rights to take any action it believes necessary to protect shareholder interests, including nominating directors for next year's 2026 annual meeting of shareholders. A copy of the Open Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,244,491 Shares outstanding as of April 3, 2025, which is the total number of Shares outstanding as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 17, 2025.

A. Impactive Capital
As of the date hereof, Impactive Capital beneficially owned 2,395,253 Shares held by the Impactive Funds.

Percentage: Approximately 7.0%

B. Impactive Capital GP
As the general partner of Impactive Capital, Impactive Capital GP may be deemed to beneficially own the 2,395,253 Shares held by the Impactive Funds.

Percentage: Approximately 7.0%

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar, as Managing Members of Impactive Capital GP, may be deemed to beneficially own the 2,395,253 Shares held by the Impactive Funds.

Percentage: Approximately 7.0%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Impactive Capital
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,395,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,395,253

B. Impactive Capital GP
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,395,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,395,253

C. Ms. Taylor Wolfe and Mr. Asmar
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,395,253
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,395,253
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

A. Impactive Capital
The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

B. Impactive Capital GP
Impactive Capital GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

C. Ms. Taylor Wolfe and Mr. Asmar
Each of Ms. Taylor Wolfe and Mr. Asmar have not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares by Impactive Capital through the Impactive Funds since the filing of Amendment No. 1 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Transactions in Securities

99. 1 - Open Letter, dated May 2, 2025

## Signatures
- Impactive Capital LP: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member of Impactive Capital LLC, its General Partner (05/02/2025)
- Impactive Capital LLC: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe, Managing Member (05/02/2025)
- Wolfe Lauren Taylor: /s/ Lauren Taylor Wolfe, Lauren Taylor Wolfe (05/02/2025)
- Asmar Christian: /s/ Christian Asmar, Christian Asmar (05/02/2025)